2261 Lava Ridge Court Roseville, CA 95661 Telephone (916) 780-9009 Fax (916) 780-9050	7522 N. Colonial Avenue Fresno, CA 93711 Telephone (559) 448-9009 Fax (916) 780-9050	2650 San Thomas Expressway Santa Clara CA 95051 Telephone (650) 444-7064 Fax (866) 670-1253

Roger D. Linn
Roger@rduncanlaw.com

                 February 19, 2008

Securities Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

ATTN: Jessica Livingston, Staff Attorney

RE:	Tedom Capital, Inc.
Registration Statement on Form SB-2
Filed January 8, 2008
File No. 333-148496

Dear Ms. Livingston:

On behalf of Tedom Capital, Inc., (“Tedom” or the “Company”) we are responding to your comment letter dated January 30, 2008 relating to the above-referenced registration statement filed by Tedom on January 8, 2008.  The responses below were provided by Tedom and have been numbered to correspond with the comments in your letter of January 30, 2008.

General

COMMENT NO. 1:

1.           Please note the updating requirements of Item 310(b) of Regulation S-B.  Additionally, please also include an updated consent of your independent accountants in your next amendment.

RESPONSE

The amended registration statement has been updated to include interim financial statements and related MD&A through December 31, 2007.  In addition, an updated consent of our independent accountants is included as Exhibit 23.3 to the amended registration statement.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

Cover Page

COMMENT NO. 2:

Please expand your cover page to disclose:

●	Tedom is in an early stage of development
●	Length of time actively engaged in business
●	Losses since inception
●	Auditor’s going concern opinion
●	Accumulated deficit of $18,000 as of September 30, 2007
●	Current shareholders will own between 95 and 78% of shares post-offering

RESPONSE:

The cover page of the revised prospectus now sets forth in bullet format the six risk factors indicated in this comment.

Summary, Page 2

COMMENT NO. 3

If available, please provide a website address here or in the main section.

RESPONSE

The Prospectus Summary has been expanded to refer to Tedom’s new website “TedomCapital.com” which is currently under construction and is expected to be operational in the near future.

COMMENT NO. 4

Describe the subscription procedure.

RESPONSE:

The item “Manner of Sale” appearing in the Prospectus Summary has been expanded to describe the subscription procedure.  In addition, the last section under PLAN OF DISTRIBUTION at page 33 of the amended prospectus has also been expanded to describe the subscription procedure in more detail.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

COMMENT NO. 5

Disclose whether subscribers may withdraw subscriptions and briefly describe any conditions on withdrawal.

RESPONSE:

Both the Prospectus Summary and the PLAN OF DISTRIBUTION have been revised to make  clear that a subscription cannot be withdrawn by the subscriber unless the offering is cancelled by the Company.

COMMENT NO. 6:

Under “Description of Business” you say that loans will typically be secured by a first or second trust deed.  In the second risk factor on page 4 and elsewhere in the prospectus you say that security will be second or third trust deeds.  Please reconcile the disclosure.

RESPONSE:

The Description of Business section of the Prospectus Summary has been revised to refer to loans being secured by second or third trust deeds to be consistent with the second risk factor under the general heading "Risks Related to Home Improvement Loans" on page 4 of prospectus.

Risk Factors
Risks related to our business and operations, page 3

COMMENT NO. 7:

The second risk factor includes more than one risk factor.  For example, it appears that the following are significant risk factors of this offering that need to stand alone under an explanatory subheading:

●	Limited revenues, losses
●	Insufficient assets
●	Proceeds insufficient to fund long term capital needs
●	Going concern opinion

RESPONSE:

The second risk factor appearing on page 3 of the amended prospectus has been revised to focus specifically on the limited revenues and operating losses sustained by Tedom since its inception and the fact that as a result of these operating losses, the independent auditor’s report contains a going concern explanation relating to Tedom’s financial statements.  In addition, the third risk factor “Proceeds from this offering may be insufficient to fund long-term capital needs” has been expanded to refer to the potential difficulties if Tedom only attains the minimum offering amount or an amount substantially less than the maximum offering amount.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

Lastly, we have added a new risk factor entitled “Our current assets are not sufficient to satisfy our foreseeable cash requirements” to highlight this particular risk factor.

COMMENT NO. 8:

Address the expectation of future losses.

RESPONSE:

We have added a new risk factor entitled “We anticipate operating losses in the future” which now appears on page 4 of the amended prospectus.

Risks related to home improvement loans, Page 4

COMMENT NO. 9:

In the fourth risk factor heading, revise to state the risk:  unsecured loans carry the additional risk of loss or extended terms, as personal assets and income of the borrower may be insufficient to repay the loan in full or on time.

RESPONSE:

We have clarified the heading to the fourth risk factor to now read “Some loans may be unsecured which increases the risk of loss or extended terms, as personal assets and income of the borrower may be insufficient to repay the loan in full or on time” and have expanded this risk factor to disclose that without collateral, the personal assets and income of the borrow could be insufficient to repay the Company’s loans in a timely manner as set forth on page 5 of the amended prospectus.

COMMENT NO. 10:

Similarly, revise the heading of the fifth risk factor heading to state the risk of increased mortgage delinquencies.

RESPONSE:

The heading to the fifth risk factor appearing under this section has been expanded to more clearly state the risks of mortgage delinquencies and defaults due to a slow economy, declining home valuations and adjustable rate mortgages.

COMMENT NO. 11:

Revise the third risk factor on page 6 to separately discuss each risk of home improvement loans in separate, appropriately captioned risk factors.  Also, eliminate the repetition with other risk factors.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

We note that risks of competition and increased interest rates are discussed elsewhere in this section.

RESPONSE:

We have re-titled the first risk factor appearing on page 7 to refer specifically to the risk of failure to obtain necessary approvals for home improvements.  In addition, we have added a new risk factor entitled “Failure of Contractor to complete a project would place our loans in jeopardy” to more specifically address the problems that could arise with incomplete or unsatisfactory home improvement work.

COMMENT NO. 12:

Disclose the risk of disputes regarding individual home improvement projects.  We note the disclosure on page 23.

RESPONSE:

The risk of disputes regarding individual home improvement projects is included in the new risk factor “Failure of Contractor to complete a project would place our loans in jeopardy” appearing on page 7 of the amended prospectus.

Risks related to this offering, page 7

COMMENT NO. 13:

Expand the second risk factor to state that there are no current arrangements or understandings to develop a trading market and that you will not engage a market maker or initiate OTCBB listing until the offering is complete.

RESPONSE:

The second risk factor under this heading has been expanded to disclose that there are no current arrangements or understandings by the Company to develop a trading market and that the Company will pursue a listing on the OTCBB only after the offering is completed.  See page 7 of the amended prospectus.

COMMENT NO. 14:

Clearly address the risks to those who buy in the offering if the offering is substantially undersold.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

RESPONSE:

The fifth paragraph appearing under this heading has been expanded to clarify the consequences if this offering is substantially undersold.  See page 8 of the amended prospectus.

Business
Investment guidelines, page 15

COMMENT NO. 15:

In the fourth bullet on page 15, clarify what you mean regarding loans to insiders; specifically the phrase “except for financing extended as part of a sale of real estate owned as a result of foreclosure.”

RESPONSE:

The third bullet appearing on page 17 (previously the fourth bullet appearing on page 16) has been revised to delete the reference to loans to insiders.  The Company will not make loans to officers, directors or their affiliates.

COMMENT NO. 16:

Indicate whether the loan-to-value ratio of 75% includes the previously issued mortgage loans (first or second liens).

RESPONSE:

The last sentence before the table appearing on page 16 of the amended prospectus now clarifies that the loan-to-value ratio refers to all loans secured by a given property, not just a loan being made by the Company.

Mortgage Loan and Portfolio summary, page 18

COMMENT NO. 17:

State what type of lien you have on the secured loan.

RESPONSE:

A footnote has been added to this summary table to indicate that the mortgage loan is secured by a second trust deed on the property.

Description of property, page 27

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

COMMENT NO. 18:

Reconcile the disclosure here that your office space is rent-free with disclosure on page 31 that the rent is $250/month totaling $2,125 at September 30, 2007 and was waived by Mr. Grunfeld and added to additional paid-in capital.  File the rental agreement as an exhibit.

RESPONSE:

As indicated in the amended prospectus, the Company has moved into new office space located at 1311 Sartori Ave., Ste 11, Torrance, CA.  The Company is utilizing the space pursuant to an oral agreement with the Lessor in which the Lessor has agreed to waive the $200/month rent on the premises for the foreseeable future.  However, the Company will recognize this waiver of rent as a monthly contribution to capital on its balance sheet.  There is no written rental agreement between the Lessor and the Company relating to the use of this office space by the Company.

COMMENT NO. 19:

Disclose the rental arrangements post-offering.

RESPONSE:

The Lessor of the office space is willing to allow the Company to continue to utilize the premises and waive the $200/month rent for the foreseeable future in order to help the Company’s business grow.  Consequently, the Company has no specific rental arrangement to start paying rent on its office space after this offering is completed.  However, should the Company decide to move to new office space, it is expected that such new office space would not be provided on a rent-free basis.  The current rental arrangement relating to the Company’s office space has been clarified under the section DESCRIPTION OF PROPERTY appearing on page 27 of the amended prospectus.

Directors, Executive Officers, Promoters and control Persons, page 27

COMMENT NO. 20:

Clarify the dates of Mr. Jeffers business experience over the past 5 years.  There are gaps in the current disclosure.

RESPONSE:

The biographical material for Mr. Jeffers appearing on page 29 of the amended prospectus has been expanded to clarify the timeframes for his prior business experience over the past 5 years.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

COMMENT NO. 21:

Advise whether Messrs. Grunfeld and Weilert will devote 100% of their time to Tedom’s business.  If not, disclose in this section how they will divide their time and consider risk factor disclosure.

RESPONSE:

The biographical material for both Mr. Grunfeld and Mr. Weilert has been expanded to refer to the percentage of time currently being devoted to the business of the Company and the anticipated amount of time to be devoted to the Company’s business in the future.  Due to the early stages of the Company’s current business, the amount of time being devoted by Messrs. Grunfeld and Weilert appears to be more than enough to adequately handle all aspects of the Company’s current business activities and thus, does not present a material risk to the Company’s current business or future growth potential.

Stockholder Communication Policy, page 29

COMMENT NO. 22:

Clarify what you mean by the last sentence regarding confidential communications.

RESPONSE:

With regard to confidential communications, the Company recognizes that some stockholders may from time-to-time wish to submit questions or comments to a particular officer or board member on a confidential basis.  We believe that every stockholder has the right to communicate confidentially with a board member or officer if such stockholder wishes to do so.  The last sentence of this section merely recognizes the right of any stockholder to communicate on a confidential basis with an officer or director of the Company and reminds a stockholder to submit such communication in such a way that its confidentiality will be maintained.

Executive Compensation, page 30

COMMENT NO. 23:

In the last paragraph after the Summary Compensation Table you state that you expect to increase salaries as the business grows.  Indicate whether you expect to increase salaries immediately if the offering is successful.  If so, include this in the use of proceeds.

RESPONSE:

This section has now been expanded to indicate that the Company does not anticipate making any salary increases unless and until it is realizing net income from operations.  See page 31 of the amended prospectus.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

Security Ownership… page 31

COMMENT NO. 24:

Tell us the relationship of Naven Properties to Management.

RESPONSE:

There is no relationship between Naven Properties, LLC and the Company other than that of Naven being a majority shareholder of the Company.  Naven was initially introduced to the Company by an unrelated third party as a potential finance source to start the Company’s home improvement loan business.  There is no family relationship or any prior relationship between the management of Tedom and Naven.  All business transactions between Tedom and Naven have been on an arms-length basis.

Statement of Cash Flows, page F-5

COMMENT NO. 25:

Please revise your Statement of Cash Flows herein and on Page F-14 to present the cash flows attributable to loans held for investment as an investing cash activity rather than as an operating cash activity.  We refer you to paragraphs 15 – 17 of SFAS 95.

RESPONSE:

The Statement of Cash Flow appearing on pages F-5 and F-14 of the interim financial statements for the three months ended December 31, 2007, have been revised to present the cash flows attributable to loans held for investment as an investing cash activity rather than an operating cash activity.

Interim financial Statements for the period ended September 30, 2007

Note 6. Stockholders’ Equity, page F-18

COMMENT NO. 26:

We note that since the inception of your Company on December 25, 2005 you have issued approximately seven million shares of common stock at a price of $0.01 per share.  We note however, that your current offering price for shares to be sold as a result of this registration statement is for $0.25 per share.  Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each of your previous issuance dates such as valuation reports or current cash sales transactions to an unrelated third party.  In addition, describe in detail the reasons for any adjustments made to the fair value of your previous share issuances which supports your current offering price of $0.25 per share.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

Absent persuasive evidence supporting these determinations, we would anticipate you recognizing compensation expenses for each individual issuance during 2007.

RESPONSE:

Set forth below is a description of the evidence that supports the Company’s valuation of the common shares that it has issued and the value of the shares being registered in this registration statement.

A.    Shares issued to Naven Properties, LLC

As indicated previously in this response letter, Naven Properties was introduced to Mr. Grunfeld in January of 2007.  At the time that Mr. Grunfeld first met Naven Properties, the Company’s business had not yet commenced any active operation, had no assets and had not yet established a place of business.  At this very early stage of the Company’s development, there was substantial risk as to whether the Company would ever actually commence operations and if commenced, whether such operations could be sustained for any length of time.  Faced with the condition of the Company and the substantial risks associated with the Company’s viability, Naven Properties negotiated an extremely low valuation of the Company’s common stock in return for any investment in the Company.  After negotiations between the parties, Naven Properties indicated that it would only invest money in the Company at this early stage at a price of $0.01 per share for the Company’s common stock.  Due to the Company’s very early stage of development as well as its need for investment capital in order to commence its business operations, the Company agreed with this valuation and between late January and early February 2007, issued 2 million shares of its restricted common stock to Naven Properties in exchange for an investment of $20,000 by Naven Properties.  This valuation also reflects the fact that the Company did not want to issue any debt instrument at this time as it had no assets to support any debt.  Furthermore, neither Mr. Weilert nor Mr. Grunfeld wished to provide any personal guarantees with regard to an investment in the Company.  Consequently, the founders of the Company only wanted to accept unsecured equity investments to fund the Company at this stage.  Due to the initial investment in the Company by Naven, the Company was able to fund its first two home improvement loans on February 14, 2007 (for $11,500) and May 19, 2007 (for $10,491).  However, even after the Company had made its first two home improvement loans and had commenced its business operations, it had virtually no assets and virtually no operating capital in order to carry on its day-to-day business operations.  As a result, in July 2007, the Company was in need of an immediate infusion of additional capital in order to continue its business operations.  Once again, Naven was willing to invest money in the Company but only at the initial valuation of $0.01 per share.  Consequently, in July 2007, the Company issued an additional 1 million shares of restricted common stock in exchange for $10,000 of needed capital in order to fund its ongoing operations.  In September of 2007 the Company first started exploring the possibility of going public by preparing and filing an SB-2 Registration Statement to register shares of its common stock for sale to the public.  In furtherance of this intention, the Company retained securities counsel and an SEC registered accounting firm to assist in this endeavor.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

As a result, the Company once again needed significant funds in order to pay various up-front costs related to this public offering project.  Once again Naven, as the sole source of capital available to the Company, invested an additional $35,000 in September of 2007 and once again demanded a valuation of $0.01 per share resulting in the Company issuing 3,500,000 shares of its restricted common stock to Naven.  Due to the Company’s need for investment capital in order to operate its business and that only Naven Properties has been willing and able to make those capital infusions, the Company had little choice but to accept the $0.01 per share valuation required by this unrelated third party in light of the early stage development of the Company and the absence of other sources of capital.

B.    Issuance of Stock to Directors

In October of 2007 the Company issued 10,000 shares of its restricted common stock to each of Mr. Grunfeld, Mr. Weilert and Mr. Jeffers in recognition of their services rendered to the Company as directors and officers of the Company.  Absent any trading market for the Company’s common stock, the board of directors made a good faith valuation of the shares of $0.10 per share.  In reaching this valuation, the board took into account the previous valuation of shares issued by the Company, the slightly improving prospects for the Company’s business, the current net worth of the Company and the evaluation of the development stage status of the Company at that time.  Based upon those considerations, the Board made a good faith determination that a valuation of $0.10 per share was a fair and reasonable valuation of the Company’s restricted common stock at that time.  The Board did not believe that incurring the cost of a contemporaneous valuation by a third party consultant was either justified or necessary.

C.    Valuation of shares to be offered to the public.

By late in the year 2007, the Company’s development and business prospects had progressed considerable.  Earlier in the year the Company had retained the services of a marketing consultant to assist with client generation.  As of July 1, 2007, the Company commenced paying this consultant $300 per month for her consulting services which, by late 2007 were starting to generate significant numbers of leads for the Company.  Furthermore, between September and December of 2007 the president of the Company attended four conferences specifically dealing with real estate financing and mortgages.  At these conferences and through further networking Mr. Grunfeld was able to identify additional leads for potential business and future collaborations.  In addition, he learned of various new financing techniques which could improve the Company’s business prospects and its overall operating efficiency which techniques have been implemented.  Furthermore, the Company recognized that the shares being offered in the registered public offering would be freely tradable by the purchaser.  While no current public trading market exists for the Company’s common stock, the Company does intend to seek listing on the OTC Bulletin Board (“OTCBB”) as soon as possible after the completion of this public offering.  If the Company successfully lists its shares for trading on the OTCBB, the owners of the freely tradable stock would be the first to be able to utilize that market for the buying and selling of their shares.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

The freely tradable nature of the shares offered in this registration statement along with a potential public trading market would make the shares much more negotiable and, as a consequence, greatly enhance their value in the hands of an investor.  Based upon the above considerations as well as discussions with the Company’s various advisors, the Board determined that a valuation of $0.25 per share for the shares to be issued pursuant to this registration was deemed fair and reasonable.  In light of the significant differential in the Company’s stock valuations over the past year, the Company has paid particular attention to fully describing these different valuations as well as the impact that they will have on potential investors in this public offering.  For example, in the risk factor section the Company clearly indicates that the offering price of $0.25 per share was arbitrarily determined by the Board of Directors using their best judgment.  Furthermore the last risk factor appearing on page 8 of the amended prospectus clearly points out to purchasers the significant and immediate dilution that will occur due to the lower previous prices at which the Company’s common stock was issued.  In addition, the Company has provided a section entitled “DETERMINATION OF OFFERING PRICE” which further describes the manner in which the $0.25 per share valuation was determined.  Furthermore, the Company has set forth a section entitled “DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES” which provides complete disclosure and tables which fully and fairly disclose the affect that the prior issuances of the Company’s common stock will have on the book value of the shares currently being offered in this registration statement.  Lastly, we have expanded the MD&A section at page 25 of the amended prospectus to describe the manner used and factors considered by the Board in determining these valuations.
In light of the above, the Company believes that the current valuation of its common stock at $0.25 per share is not unreasonable and the impact of this valuation on the book value of the Company stock has been clearly and completely disclosed to potential investors.  The Company believes that the above disclosure satisfies the SEC’s mandate for insuring full and fair disclosure and allows each potential investor to make an informed investment decision on whether or not he/she wishes to make an investment in the Company.

D.    Convertible note with a conversion rate of $0.15 per share

On February 8, 2008, the Company entered into a convertible promissory note with another unrelated third party financing source.  Based upon the need for additional operating capital by the Company, the current business prospects for the Company and the fact that any shares issued pursuant to the conversion of this convertible promissory note would be deemed restricted securities, the Board negotiated with the lender a conversion rate for this promissory note of $0.15 per share.

The Company will reflect the beneficial conversion expense relating to the previous issuance of its common stock in its interim financial statements for the quarter ending March 31, 2008.

Jessica Livingston
Securities & Exchange Commission
February 19, 2007

Part II

COMMENT NO. 27:

Please file all exhibits, including your subscription agreement and legal opinion, as soon as practicable, as we may have comments.

RESPONSE:

The Company has included the following exhibits with this Amendment No.1 to its Registration Statement:

Exhibit 4	Subscription Agreement
Exhibit 5.1	Opinion of Counsel
Exhibit 23.3	Consent of Farber, Hass, Hurley & McEwen, LLP, Independent Registered Public Accounting Firm

CONCLUSION

A marked copy of the Company’s First Amended SB-2 Registration Statement showing the changes made to its original SB-2 Registration Statement and responses to comments set forth in your letter of January 30, 2008 has been filed through the Edgar system with the SEC.

The Registrant believes that this First Amended SB-2 Registration Statement fully responds to all of the Staff’s comments set forth in its comment letter of January 30 , 2008.

Please feel free to contact the undersigned if you should have any further questions or comments regarding the responses to the Staff’s previous comment letter.

Very Truly Yours,

COTA, DUNCAN & COLE

/s/ Roger D. Linn

Roger D. Linn
Attorney at Law

cc: Eric Grunfeld

RDL;eb